January 25, 2024	Peter J. Shea Peter.Shea@klgates.com

Via EDGAR	T +1 212 536 3988 F +1 212 536 3901

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Amendment No. 3 to Registration Statement on Form S-1 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant, the Hashdex Bitcoin ETF (the “Fund”), we are submitting together with this correspondence Pre-Effective Amendment No. 3 (“Amendment”) to the Registrant’s registration statement on Form S-1 (“Registration Statement”) (File No. 333-276254). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated January 17, 2024 (“Comment Letter”), addressing Pre-Effective Amendment No. 2 to the Registration Statement that was filed by the Registrant on January 10, 2024.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note that you issued a press release on January 10, 2024 related to the offering contemplated by this registration statement. We also note that you issued a second press release on January 11, 2024 to correct the first press release by stating that the Fund presently does not hold spot bitcoin in its portfolio. Please provide us with your analysis of these press releases under the federal securities laws, including whether they constitute written offers related to the securities included in this registration statement. Please note that we may have additional comments following our review of your response.

K&L Gates LLP 599 Lexington Avenue New York NY 10022-6030 T +1 212 536 3900 F +1 212 536 3901 klgates.com

RESPONSE:

On behalf of the Registrant, we have cooperated with the Staff in responding to its questions regarding this issue. As you know, the Staff made an oral request to me at approximately 1:15 p.m. (Eastern Time) on January 11, 2024, asking that the Digital Asset Adviser and the Sponsor issue a correction to the joint press release of the Digital Asset Adviser and the Sponsor issued at 5:56 p.m. (Eastern Time) on January 10, 2024 (the “January 10th Release”). This request was based on the premise expressed by the Staff that the January 10th Release may have caused possible confusion in the financial press and the markets. According to the Staff, this included confusion as to whether the Hashdex Bitcoin Futures ETF (the “Futures ETF”) could hold spot bitcoin at that time and whether the change of the Futures ETF name to that of the Fund and the adoption of the spot strategy as described in the Amendment had already taken place.

Although we are mindful of the Staff’s concerns and questions, we strongly disagree with the premise that the January 10th Release was either inaccurate or had caused confusion. In particular we note that the January 10th Release stated that for more information about the Fund to click on a link, which would take the reader to the correct webpage of the Futures ETF that contained the current prospectus of the currently effective registered offering by the Futures ETF under a registration statement on Form S-1 (File No. 333-273364) (the “Futures ETF Offering”).

Nevertheless, the Digital Asset Adviser and the Sponsor, out of an abundance of caution and with due regard for the Staff’s concerns, promptly removed the January 10th Release from the Fund’s website and immediately took down an X (f/k/a Twitter) posting linking to the January 10th Press Release before 1:30 p.m. on January 11, 2024. Further, the Digital Asset Adviser and the Sponsor issued the requested corrective joint press release at 3:34 p.m. (Eastern Time) on January 11, 2024 (the “January 11th Release”, and together with the January 10th Release, the “Press Releases”). The January 11th Release was subsequently filed by the Registrant under Form 8-K on January 11, 2024.

In further response to the Staff’s comment above, our analysis under the federal securities laws concludes that January 10th Release and the January 11th Release, whether considered singly or in combination, do not constitute written offers related to securities included in the Registration Statement within the meaning of Section 2(a)(10) of the Securities Act of 1933. We further note that the Press Releases contain accurate information. Rather, the Press Releases are properly viewed as part of the Futures ETF Offering. In furtherance of the foregoing conclusion and in conjunction with our ongoing discussions with the Staff, the Registrant filed on January 18, 2024, each of the Press Releases as free writing prospectuses (“FWP”) associated with the Futures ETF Offering.

The Offering

Inter-Series Limitation on Liability, page 9

2.	Refer to your response to comment 9. Your revised disclosure page 9 that "a series will not be responsible for or affected by any liabilities or losses of or claims against any other series, except for non-recurring, unusual or extraordinary expenses" is inconsistent with your disclosure on page 10 that "[g]eneral expenses of the Trust will be allocated among the Fund and any future series of the Trust as determined by the Sponsor in its discretion." Please revise for consistency and clarity regarding which of the Trust's expenses may be allocated to the Fund and other series of the Trust. In this regard, we note your disclosure on pages 72 and 73 that states that the Sponsor, the Administrator, the Cash Custodian, the Transfer Agent, the Bitcoin Custodian, the Marketing Agent and the Digital Asset Adviser are indemnified by the Trust.

RESPONSE:

The prospectus contained in the Amendment (“Prospectus”) has been revised to clarify, as suggested, that a series will not be responsible for or affected by any liabilities or losses of or claims against any other series, except for non-recurring, unusual or extraordinary expenses, which include indemnification expenses of the Trust.

Fund Expenses, page 10

3.	Refer to your response to comment 14. Your disclosure on pages 10, 27 and throughout that "[t]he Fund pays all of its non-recurring and unusual fees and expenses, if any, as determined by the Sponsor" and that "[n]on-recurring and unusual fees and expenses are unexpected or unusual in nature, such as legal claims and liabilities and litigation costs or indemnification or other unanticipated expenses" appears to be inconsistent with your disclosure on page 10 that "[t]he Trust may be required to indemnify the Sponsor, and the Trust and/or the Sponsor may be required to indemnify the Trustee, Marketing Agent or Administrator, under certain circumstances." Please revise for consistency and clarify the situations in which the Fund is responsible for indemnification expenses and the situations in which the Trust and/or the Sponsor is responsible for indemnification expenses.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

Net Asset Value, page 10

4.	Please revise your disclosure on page 10 to clarify, if true, that, to the extent FBSP methodology is unavailable, the value of the Fund's bitcoin will be determined by using the NQBTCS or will be fair valued in accordance with the policy approved by the Sponsor. In addition, please revise your disclosure on page 78 to describe the fair value policy approved by the Sponsor to determine the value of the Fund's bitcoin, and describe the criteria the Sponsor will use to determine that the FBSP calculation should not be used to value the Fund's bitcoin.

RESPONSE:

The suggested revisions have been made where appropriate in the Prospectus.

What Are The Risk Factors Involved With An Investment In The Fund

Risks Related to Bitcoin and the Bitcoin Network

"Forks" in the Bitcoin Network could have adverse effects, page 13

5.	Refer to your response to comment 2. We note your disclosure on pages 13 and 67 that "any decisions or actions related to airdrops or forks involving the Fund’s assets will align with the guidelines set forth by the CME" and your disclosure on page 79 that "[t]he valuation policies of the Fund address potential for a blockchain for a crypto asset to diverge into different paths and airdrops." Please revise these statements to clarify that respect to any fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Currency and that the only crypto asset to be held by the Fund will be bitcoin.

RESPONSE:

The suggested clarification has been added.

The Fund's Service Providers

Contractual Arrangements with the Sponsor and Third-Party Service Providers

Sponsor, page 72

6.	Refer to your response to comment 20. Your disclosure that pursuant to the Trust Agreement the "[S]hareholders shall have the right to vote on any amendment (i) if expressly required under Delaware or federal law or regulations or rules of any exchange, (ii) submitted to them by the Sponsor in its sole discretion, or (iii) if it would impair the right of a Shareholders to surrender baskets of Shares and receive the amount of Trust property represented" is inconsistent with your disclosure on pages 6 and 85 that "Shareholders representing at least a majority (over 50%) of the outstanding Shares of the Trust, voting together as a single class . . . may vote to (i) continue the Trust by electing a successor Sponsor . . . , and (ii) approve amendments to the Trust Agreement that impair the right to surrender Redemption Baskets for redemption" and " that [S]hareholders holding Shares representing seventy-five percent (75%) of the outstanding Shares of the Trust, voting together as a single class . . . may vote to dissolve the Trust upon not less than ninety (90) days’ notice to the Sponsor." Please revise for clarity and consistency.

RESPONSE:

The Prospectus has been revised for clarity and the avoidance of inconsistencies by removing the discussion of shareholder voting rights from the “Fund’s Service Providers” section and adding a cross reference to the section captioned “OPERATION OF THE FUND - Trust Agreement”.

7.	Refer to your response to comment 20. Your revised disclosure on page 72 that [S]hareholders shall have the right to vote on any amendment . . . "[i]f it would impair the right of Shareholders to surrender baskets of Shares and receive the amount of Trust property represented" is inconsistent with your disclosure throughout that only Authorized Purchasers may redeem Shares. Please revise for clarity and consistency.

RESPONSE:

The Prospectus has been revised to clarify, as suggested, by removing the discussion of shareholder voting rights and adding a cross reference to the section captioned “OPERATION OF THE FUND - Trust Agreement”. See response to Comment No. 6 above.

Bitcoin Custodian, page 73

8.	Refer to your response to comment 20. We note your revised disclosure on page 73 that "[t]he agreement obligated the Bitcoin Custodian to maintain insurance coverage." Please revise to clarify that the BitGo Custodial Services Agreement continues to obligate the Bitcoin Custodian to maintain insurance. In addition, please revise your disclosure to describe the limitations of liability pursuant to the agreement with the Bitcoin Custodian.

RESPONSE:

The revisions have been made as suggested.

Calculating NAV

Valuation of Bitcoin Futures Contracts, page 78

9.	Refer to your response to comment 22. We note your disclosure on page 78 that, when a Bitcoin Futures Contract has closed at its daily price fluctuation limit, the Sponsor will estimate the price at which its would be trading in the absence of the price fluctuation limit by reference to "exchange trade instruments at 4:00 p.m. E.T. on settlement day." Please revise to clarify what you mean by "exchange trade instruments" in this context. In addition, please revise to disclose here the daily settlement price that the CME publishes when the Bitcoin Future Contracts close at their price fluctuation limit for the day, and please revise to disclose here the methodology that the CME uses to calculate the settlement prices in situations where the trading of Bitcoin Futures Contracts is halted and a two-sided market is not available during the closing period. Also describe the Sponsor's methodology in determining the value of the Bitcoin Futures Contracts in situations when the trading of Bitcoin Futures Contracts is halted.

RESPONSE:

The revisions and disclosures have been made as suggested.

The Futures-Based Spot Price for bitcoin, page 78

10.	Your disclosure on page 78 that, "[i]f, for whatever unexpected reasons, this price could not be calculated by [the FBSP] methodology or the Sponsor in its sole discretion determines that this methodology should not be used, the Fund’s bitcoin holdings may be priced using the NQBTCS or be fair valued in accordance with the policy approved by the Sponsor" is inconsistent with your disclosure on page 10 that "[t]o extent FBSP methodology is unavailable, the Sub-Administrator will fair value the Fund’s investments." Please revise for clarity and consistency.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

Use of Proceeds, page 83

11.	Refer to your response to comment 28. Please revise to clarify whether the Sponsor's policy in connection with redemptions is to first liquidate your cash equivalents or to first liquidate your MBT and/or BTC Contracts. In addition, we note the bullet pointed list on page 83. Please revise to clarify what this list is in reference to.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

Exhibits and Financial Statement Schedules, page II-2

12.	Please include the Support Agreement as an exhibit to your registration statement.

RESPONSE:

The Support Agreement has been made an exhibit to the Registration Statement by incorporation by reference.

*          *          *          *

The Registrant and the Sponsor acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please be advised that we are also providing to the Staff the materials listed below in supplement to this correspondence:

●	A comment letter dated January 24, 2024, from the National Futures Association (“NFA”) regarding the Registration Statement (the “NFA Comment Letter”); and

●	A response letter dated January 25, 2024, from my partner, Cheryl Isaac, on behalf of the Registrant and the Sponsor responding to the NFA Comment Letter.

Please be advised that in addition to the changes to the Prospectus prompted by the Staff’s comments, other changes have been made to the Prospectus in response to the NFA Comment Letter.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely, /s/ Peter J. Shea Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance
Mr. Justin Dobbie, Division of Corporation Finance
Ms. Sonia Bednarowski, Division of Corporation Finance
Ms. Michelle Miller, Division of Corporation Finance
Ms. Kate Tillan, Division of Corporation Finance
Mr. Guillermo Trias, Tidal Financial Group
Mr. Daniel Carlson, Tidal Financial Group
Mr. Michael Pellegrino, Tidal Financial Group
Mr. Brian Doyle-Wenger, K&L Gates LLP

Appendix A

January 25, 2024	Cheryl L. Isaac
Cheryl.isaac@klgates.com

Jane Pfeiffer
Compliance Department	T +1 202 778 9089
National Futures Association	F +1 202 778 9100
320 South Canal, Suite 2400
Chicago, IL 60606

Re:      Hashdex Bitcoin Futures ETF Pool ID #170550

Dear Ms. Pfeiffer:

This letter is in response to the comments received from the National Futures Association (NFA) on January 24, 2024 with respect to the Hashdex Bitcoin Futures ETF (NFA Pool ID #170550). K&L Gates LLP is outside counsel to Tidal Investments LLC (NFA ID #0526060), the commodity pool operator for the Hashdex ETF, and we are sending these responses on Tidal’s behalf.

Below, we respond in line to each of the NFA’s comments:

1.	As the Hashdex Bitcoin Futures ETF will operate as a series of the Tidal Commodity Trust I, Tidal Investments LLC (Tidal), will need to update its Annual Questionnaire to list the trust as a commodity pool and the offered fund as a series of the Trust. Please confirm in your response to this letter when this update has been made.

Tidal made this update to its Annual Questionnaire on Thursday, January 25, 2024.

2.	NFA noted Tidal will operate pursuant to the exemption set forth in CFTC Regulation 4.12 (c)(2), however as of today's date, no such exemption has been filed.

Tidal filed this exemption on Wednesday, January 24, 2024.

3.	The termination date of the offering is missing from the Document.

The Hashdex Bitcoin Futures ETF will be continuously offered, and therefore there is no termination date.

4.	The Risk Disclosure Statement appears to include an inaccurate page reference to the location where the pool's expenses are described.

This has been corrected in the Disclosure Document.

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

5.	On page 2, the Document includes a statement regarding the fund's year-to- date net asset value per share of the fund's performance for the period January 1, 2023 through December 29, 2023 was 137.10%. This same statement also appears on page 64 of the marked copy. It is unclear what is meant by this statement. If the return references are depicting the change in NAV per share over the time period provided, this should be more clearly stated.

This has been corrected in the Disclosure Document.

6.	Footnote 5 to the breakeven analysis must provide additional explanation as to how the interest and other income was derived. While the assumed interest rate was included, the footnote should include what percentage of fund assets are assumed to earn interest. While NFA noted that the Hashdex Bitcoin Futures ETF maintain cash positions of approximately 70% of assets, per the Document, this is not the case with the newly offered fund.

This has been corrected in the Disclosure Document.

7.	On page 18 of the marked copy, under the heading "Inter-Series Limitation on Liability" states that unusual or extraordinary expenses will be allocated as determined by the Sponsor to be fair and reasonable manner..." It is unclear what is meant by this sentence.

This sentence has been updated for clarity.

8.	On page 19 of the marked copy, the Document refers to break even information which appears to be outdated. For example, it states that the expenses are estimated to be $.27 or .90% of the selling price.

The correct break even information is now included in the Disclosure Document.

9.	The discussion of fund performance included on page 64 discusses monthly performance only through June 2023. At a minimum, this discussion should be current within three months of the date of the document.

This has been updated in the Disclosure Document.

10.	Required performance information must be current within three months of the date of the Document. If the Document will be dated as of a date subsequent to December 31, 2023, the performance of the offered pool will need to include results from at least October 2023.

This has been updated in the Disclosure Document.

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

11.	On page 98 of the marked copy, under "Management of the Sponsor", the Document should clarify when Tidal became the pool operator of the Hashdex Bitcoin Futures ETF. Currently, it states that "the sponsor has sponsored the fund...".

This has been corrected to state that Tidal became the CPO of the Hashdex Bitcoin Futures ETF on January 3, 2024.

12.	The business background description for Dan Carlson states that he served as the firm's Chief Compliance Officer until 2023. The Document must include both the start and end date that he was in this role including both month and year.

This has been corrected in the Disclosure Document.

13.	The effective date Gavin Filmore's Associated Person registration is inaccurate.

This has been corrected in the Disclosure Document.

14.	On page 137 of the marked copy, when describing the impact of the arbitrage mechanism, the Document assumes a NAV per share of $36.55. The Document should explain the basis for this assumption.

The Disclosure Document has been updated to explain the basis for this assumption.

15.	The annual returns for the other funds operated by Tidal all appear incorrect as well as the reported peak-to-valley drawdown information.

This has all been corrected in the Disclosure Document.

16.	Upon completion, the Document and the Statement of Additional Information must be dated.

Tidal acknowledges this requirement and agrees that it will date the Disclosure Document and Statement of Additional Information once finalized.

17.	NFA's records reflect that Tidal operates a pool, Amplify Inflation Fighter Cayman Ltd ETF. The Document includes performance for Amplify Inflation Fighter ETF which is not a listed pool with NFA. Ensure the name of this pool is accurately reflected in the Document.

As background, Tidal is the CPO to the Amplify Inflation Fighter Cayman Ltd ETF, a controlled foreign corporation (CFC) and is not the CPO to Amplify Inflation Fighter ETF, which is a registered investment company (RIC).  The CFC operates as a typical CFC whereby its only investor is the RIC.  Tidal is unable to file a claim for reporting relief under CFTC No-Action Letter 13-51 for this CFC due to the fact that the RIC advisor complies with an exemption from registration under CFTC Regulation 4.5 and the advisor is not a CPO.  However, the NFA has stated the following to Tidal:

1.	The Fund should not file a 4.7 exemption

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

2.	The Fund can file consolidated financial statements
3.	The Fund can file the PQR including all assets of the RIC and CFC

As a result, Tidal has only provided consolidated performance data for this commodity pool along with the RIC.

18.	NFA noted numerous inconsistences with the performance results of the other pools offered by Tidal as reported in the Document as compared with the returns reported in the most recently Quarterly Reports filed with NFA on behalf of the pools.

This has all been corrected in the Disclosure Document.

19.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Along with this response letter, we have included Tidal’s latest correspondence with the SEC, reflecting comments received and Tidal’s responses thereto.

We believe our responses should address all of the NFA’s comments and concerns, but please do not hesitate to reach out with any additional comments or questions.

Sincerely,
/s/ Cheryl L. Isaac
Cheryl L. Isaac

Partner, K&L Gates LLP

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com